SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

July 23, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

JULY 23, 2004

                                             Symbol – TSX: KGI

PRIVATE PLACEMENT OF SHARES

FOR PROCEEDS OF UP TO £6.5 MILLION

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it intends to privately place up to 3,987,730 common shares at a price of £1.63 (CDN$ 4.00) for gross proceeds of up to £6.5 million (CDN$ 15.95 million). The shares will be placed on a reasonable endeavours (or best efforts) basis by Canaccord Capital (Europe) Limited (“Canaccord”) to European institutional investors.

The proceeds from the financing will be used for working capital and to fund further development of the Company’s Kirkland Lake, Ontario mining operations. The placement is subject to receipt of all regulatory approvals.

The Company is also pleased to announce that its common shares began trading on the Alternative Investment Market of the London Stock Exchange (“AIM”) on July 1, 2004. Canaccord is the Company’s Nominated Adviser and Broker in respect of its AIM listing. Subject to compliance with applicable law, the shares sold through the placement may be traded through AIM immediately after closing but will be subject to restrictions on resale in North America for a period of four months from closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	July 23, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer